SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period March 3, 2004 to March 9, 2004

Pengrowth Energy Trust

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                      ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing CDN $150,880,000 Offering of Trust Units.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

March 9, 2004	By:	/s/ Gordon M. Anderson Name: Gordon M. Anderson Title: Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX / PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CDN$150,880,000 OFFERING OF TRUST UNITS

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

(Calgary, March 4, 2004) /CNW/ – Pengrowth Corporation (“Pengrowth”) administrator of Pengrowth Energy Trust announced today that it has entered into an agreement to sell, to a syndicate of underwriters led by RBC Capital Markets, 8,200,000 trust units at CDN$18.40 per trust unit to raise gross proceeds of CDN$150,880,000 on a bought-deal basis. Pengrowth has granted the underwriters an option, exercisable in whole or in part until 48 hours prior to closing, to purchase up to an additional 2,700,000 trust units at the same offering price. The issue will be offered in all provinces of Canada. Closing is expected to occur on March 23, 2004 subject to regulatory approval. The first distribution for which purchasers of trust units issued pursuant to the offering will be eligible will be payable on April 15, 2004 to Unitholders of record on April 1, 2004.

Net proceeds from the issue will be used to fund a portion of Pengrowth’s 2004 planned capital program of approximately $135 million, for potential acquisitions and general purposes.

The securities being offered by Pengrowth Energy Trust will not be offered or sold in the United States or to U.S. persons. Pengrowth intends to file a registration statement with the Securities and Exchange Commission in the United States. This release does not constitute an offer for sale of Trust Units in the U.S.

This news release contains certain forward-looking statements, which are based on Pengrowth’s current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as “expects”, “anticipates”, “believes”, “projects”, “plans” and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Pengrowth’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Pengrowth’s ability to comply with current and future environmental or other laws; Pengrowth’s success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Pengrowth’s 2003 Annual Information Form and Pengrowth’s Management’s Discussion and Analysis and in the press release dated March 1, 2004 of Pengrowth Energy Trust’s fiscal 2003 results and year end reserves. Readers are also referred to risk factors described in other documents Pengrowth files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Pengrowth. Pengrowth disclaims any responsibility to update these forward-looking statements.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Leslie McCawley, Investor Relations, Calgary E-mail: lesliem@pengrowth.com
Telephone: (403) 213-8669 Toll Free: 1-800-223-4122 Facsimile: (403) 265-6251

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

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